D. Boral Capital LLC

590 Madison Avenue 39th Floor

New York, New York 10022

December 29, 2025

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	K2 Capital Acquisition Corporation (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-290350)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) filed under the Securities Act be accelerated by the Securities and Exchange Commission to 4:30 p.m. Eastern Time, on December 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated December 10, 2025 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,
D. Boral Capital LLC

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer

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